Exhibit 1

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

RPD Opportunity Fund LP

Purchase of Shares	20,743	$8.42	01/02/2026
Purchase of Shares	19,283	$8.41	01/02/2026
Purchase of Shares	172,900	$8.00	01/14/2026
Purchase of Shares	1,700	$8.00	01/15/2026
Purchase of Shares	775,700	$8.00	01/16/2026